U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Crews David (Last) (First) 2000 Union National Plaza (Street) Little Rock, AR 72201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CYME		6. Relationship of Reporting Person to Issuer X Director
	3. IRS Identification Number of Reporting Person, if an entity N/A	4. Statement for Month/Year July 2002	7. Individual or Joint Group Filing X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
5. If Amendment, Date of Original N/A

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed (D)			5. Amount of Securities Beneficially Owned at End of Month	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
		Code	V	Amount	A or D	Price
Common Stock (note 1)	07/26/2002	A/K	V	22,673	A	$0	175,588	D	N/A
Common Stock (note 1)	07/26/2002	A/K	V	1,752	A	$0	175,588	I	By Children
Restricted Common Stock (note 2)	07/11/2002	A	V	50,000	A	$1.00	50,000	D	N/A
Common Stock (note 3)	07/31/2002	A	-	53,722	A	$0	175,588	D	N/A
Series A Convertible Preferred Stock (note 3)	07/31/2002	A	-	53,722	A	$0	53,722	D	N/A
Common Stock (note 4)	07/31/2002	A	-	97,441	A	$0	175,588	D	N/A
Series B Convertible Preferred Stock (note 4)	07/31/2002	A	-	97,441	A	$0	97,441	D	N/A
Old Preferred Class B (note 5)	07/11/2002	A	V	6,527	D	$.0001	0	D	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	A	D	Date Exercisable	Expiration Date
Class A Warrants (note 2)	$1.00	07/11/2002	A	V	12,500	0	07/29/2002	07/29/2004
Class B Warrants (note 2)	$1.50	07/11/2002	A	V	7,500	0	07/29/2002	07/29/2005

Table II (cont.)

7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Month	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares
Common Stock	12,500	(note 2)	12,500	D	N/A
Common Stock	7,500	(note 2)	7,500	D	N/A

Explanation of Responses:

On July 11, 2002, the Cytomedix First Amended Plan of Reorganization (the "Plan") became effective which changed the capitalization of Cytomedix, Inc. Therefore, this Reporting Person's beneficial ownership changed.

Note 1:

Under the Plan, all outstanding shares of common stock were subject to a one-for-five reverse split. This reverse split occurred on July 26, 2002 which reduced the reporting person's shares.

Note 2:

As authorized by the Plan, Cytomedix conducted a private offering. Under the terms of the private offering, each investor received one share of common stock, 1/4 Class A Warrant and 3/20 Class B Warrant for each $1.00 invested.

Note 3:

Under the Plan, each holder of a Cytomedix 12% note was entitled to receive one share of either Common Stock or Series A Convertible Preferred Stock in exchange for every dollar owed under the 12% note. This reporting person held a note with a principal balance of $100,000 plus accrued interest of $7,444. This reporting person elected to receive fifty percent of his claim in common stock and receive the remaining fifty percent in Series A Convertible Preferred Stock.

Note 4:

Under the Plan, each holder of a Cytomedix 10% note was entitled to receive one share of either Common Stock or Series B Convertible Preferred Stock in exchange for every dollar owed under the 10% note. This reporting person held a note with a principal balance of $175,000 plus accrued interest of $19,882. This reporting person elected to receive fifty percent of his claim in common stock and receive the remaining fifty percent in Series B Convertible Preferred Stock.

Note 5:

Under the Plan, shares of Preferred Class B were canceled. Holders of Preferred Class B were entitled to receive $.0001 for each share of Preferred Class B.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person:

/s/David Crews

David Crews

Date: August 9, 2002